================================================================================



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

For the fiscal year ended December 31, 2003


OR


[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

                         Commission file number 1-13894

A. Full title of the Plan and the address of the Plan, if different from that of issuer named below:


                       TRANSPRO, INC. 401(K) SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                                 TRANSPRO, INC.
                                 100 GANDO DRIVE
                          NEW HAVEN, CONNECTICUT 06513




                                  Page 1 of 15


================================================================================

                 Transpro, Inc. 401(k) Savings Plan (the "Plan")


          Audited financial statements and schedules for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.


                                                                           PAGE
                                                                           ----

Report of Independent Registered Public Accounting Firm                      6

Financial Statements:

      Statements of Net Assets Available for Benefits
        At December 31, 2003 and 2002                                        7

      Statements of Changes in Net Assets Available for Benefits
        For the Years Ended December 31, 2003 and 2002                       8

      Notes to Financial Statements                                         9-13


Supplemental Schedule:
---------------------

      Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
        (Held at End of Year)                                                14

All other schedules are omitted as not applicable or not required.


Exhibit
-------

      23.  Consent of Independent Registered Public Accounting Firm          15

                                   SIGNATURES


               The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                Transpro, Inc. 401(k) Savings Plan



                                By:  /s/ Richard A. Wisot
                                     ----------------------------------------
                                     Richard A. Wisot
                                     Vice President, Chief Financial Officer,
                                     Treasurer and Secretary
                                     Transpro, Inc.




June 24, 2004

TRANSPRO, INC. 401(K)
SAVINGS PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

TRANSPRO, INC. 401(K) SAVINGS PLAN
CONTENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                                        PAGE(S)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.......................6

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits...............................7

Statements of Changes in Net Assets Available for Benefits....................8

Notes to Financial Statements..............................................9-13


SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
  (Held at End of Year)......................................................14


Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of Transpro, Inc. 401 (k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Transpro, Inc. 401 (k) Savings Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopes LLP

Hartford, CT
June 22, 2004

TRANSPRO, INC. 401(K) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


                                              2003               2002

Investments, at fair value                 $ 13,811,128       $ 12,296,059
                                           ------------       ------------
Receivables
     Participants' contributions                 45,546             37,758
     Employer's contributions                    14,804             12,178
                                           ------------       ------------
              Total receivables                  60,350             49,936
                                           ------------       ------------
Net assets available for benefits          $ 13,871,478       $ 12,345,995
                                           ============       ============
















   The accompanying notes are an integral part of these financial statements.

TRANSPRO, INC. 401(K) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                         2003            2002

ADDITIONS TO NET ASSETS ATTRIBUTED TO
  Investment income
     Net appreciation in fair value of investments    $1,193,921    $          -
     Interest                                             30,625          36,055
     Dividends                                           288,514         334,540
                                                    ------------    ------------
        Total investment income                        1,513,060         370,595
                                                    ------------    ------------
  Contributions
     Participants'                                     1,463,532       1,387,456
     Employer's                                          450,659         416,737
                                                    ------------    ------------
        Total contributions                            1,914,191       1,804,193
                                                    ------------    ------------
        Total additions                                3,427,251       2,174,788
                                                    ------------    ------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
  Net depreciation in fair value of investments                -         807,261
  Benefits paid to participants                        1,893,400       1,250,280
  Administrative expenses                                  8,368           8,525
                                                    ------------    ------------

        Total deductions                               1,901,768       2,066,066
                                                    ------------    ------------
           Net increase                                1,525,483         108,722
NET ASSETS AVAILABLE FOR BENEFITS
        Beginning of year                             12,345,995      12,237,273
                                                    ------------    ------------
        End of year                                 $ 13,871,478    $ 12,345,995
                                                    ============    ============




   The accompanying notes are an integral part of these financial statements.

TRANSPRO, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


1.     DESCRIPTION OF THE PLAN

       The Transpro, Inc. 401(k) Savings Plan (the "Plan") is a defined contribution plan established for the benefit of non-union, and certain union employees of Transpro, Inc. (the "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.


       GENERAL

       The Plan is a defined contribution plan sponsored by the Company. All non-union employees employed by the GO/DAN Industries Inc. ("GDI") subsidiary and G&O Manufacturing Co. Inc, subsidiary ("G&O") of the Company are entitled to participate in the Plan after they become eligible employees, as defined by the Plan. Union employees of GDI and G&O that are included in an eligible bargaining unit, as defined in each respective bargaining agreement, are entitled to participate in the Plan after they become eligible employees, as defined by the Plan.

       To become eligible to participate in the Plan, an employee must complete three months of eligible service and be 20-1/2 years of age or older.


       CONTRIBUTIONS

       For the plan years ended December 31, 2003 and 2002, nonhighly and highly compensated participants were allowed to contribute up to the lesser of 15 percent and 12 percent of pretax compensation, as defined in the Plan, respectively, subject to annual limitations imposed by the Internal Revenue Code ("IRC"). Participants may also contribute amounts representing distributions from other qualified plans. Participants may direct the investment of their contributions into various options offered by the Plan. The Plan currently offers 11 mutual funds, a collective trust fund and a Transpro, Inc. common stock fund as investment options for participants.

       The Plan provides for automatic enrollment for all eligible employees upon meeting the age and service requirements as defined in the Plan. Unless otherwise directed by the employee, upon meeting the eligibility requirements, the compensation of the employee will be automatically reduced by 3 percent (2 percent with respect to eligible employees of GDI), effective with the first pay period that includes the first of the month immediately following the month in which the employee meets the Plan's eligibility requirements. Unless a participant affirmatively directs otherwise, amounts contributed to the Plan under this provision will be invested in the Merrill Lynch Retirement Preservation Trust.

       The Plan provides that for those participants employed at GDI and for certain existing non-union employees of G&O, and all non-union employees of G&O that were hired on or after January 1, 2001, the Company will contribute an amount equal to 100 percent of the participant's contribution up to 2 percent of the participant's gross pay. Effective November 15, 2003, all non-union employees of G&O hired prior to January 1, 2001 receive a Company matching contribution in an amount equal to 100 percent of the participant's contribution up to 2 percent of the participant's gross pay. For all union employees of G&O the Company contributes 25 percent of the first 1 percent of the participant's contribution, plus 25 percent of the second 1 percent of the participant's contribution, plus 50 percent of the third 1 percent of the participant's contribution, with a maximum match of $1,200 per year. Prior to November 15, 2003, all non-union employees of G&O hired prior to January 1, 2001 received a Company matching contribution using the same formula as the union employees of G&O.

TRANSPRO, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


       PARTICIPANT ACCOUNTS

       The account of each participant reflects a separate record of participant and Company contributions, withdrawals, loans, administrative expenses, investment earnings and gains and losses. Allocations of net investment gains and losses, interest and dividend income, and administrative expenses are based upon participant account balances, as described in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.


       VESTING

       All participants are immediately vested in their contributions plus actual earnings thereon.

       All participants employed at G&O are immediately fully vested in Company matching contributions and related earnings thereon. All participants employed at GDI become vested in Company matching contributions and related earnings thereon at a rate of 50 percent for each whole year of service and are 100 percent vested after two years of credited service. All participants become fully vested in Company matching contributions and related earnings thereon upon attaining normal retirement age or if employment terminates as a result of death, disability or early retirement.

       Forfeited nonvested accounts are first applied to pay expenses under the Plan that would otherwise be paid by the employer. Remaining forfeitures, if any, are deemed to be employer contributions and allocated to participants.


       PAYMENT OF BENEFITS

       On termination of service, a participant may elect to receive a single lump-sum distribution equal to the value of the participant's vested balance in his or her account. In the event that a participant terminates employment before attaining age 65, and the participant's vested account balance has never exceeded $5,000, the entire vested account shall be payable in a single lump-sum. If the participant's vested account balance has been greater than $5,000 at any time, the participant can elect to either receive his or her vested account balance in a single lump-sum distribution or defer distribution until he or she reaches age 65, or the current IRC limit of 70-1/2.


       WITHDRAWALS AND LOANS

       A participant may withdraw all or any portion of his or her contributions, subject to proof of financial hardship due to an immediate and significant financial need as further described in the Plan document. The determination of financial hardship and the amount to be withdrawn is made by the Plan administrator in accordance with nondiscrimination standards applied uniformly to all participants similarly situated.

       Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the Participant loan fund. Loan terms range from one to five years or up to 30 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear a reasonable rate of interest, as determined by the Plan administrator. Interest rates on loans outstanding at December 31, 2003 range from 5 percent to 10-1/2 percent. Principal and interest are paid in level payments not less frequently than quarterly, through payroll deductions.

TRANSPRO, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


2.     SUMMARY OF ACCOUNTING POLICIES

       The following is a summary of the significant accounting policies:


       BASIS OF ACCOUNTING

       The financial statements of the Plan are prepared under the accrual method of accounting.


       PLAN EXPENSES

       General administrative expenses are offset by forfeitures of nonvested accounts, with any expenses in excess of the forfeitures being paid by the Company. Administrative expenses were reduced by $0 and $851 for the years ended December 31, 2003 and 2002, respectively, from such forfeitures. Non-allocated forfeitures were $6,371 and $0 at December 31, 2003 and 2002, respectively. The Company incurred expenses of approximately $45,000 and $38,000, for the plan years ended December 31, 2003 and 2002, respectively, which were not charged to the Plan. Loan recordkeeping and other miscellaneous expenses are charged to the Plan.


       INVESTMENT VALUATION AND INCOME RECOGNITION

       The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company common stock fund is valued at its quoted market price at year-end. The collective trust fund is valued at cost, which approximates fair value. Loans to participants are valued at the balance of amounts due, plus accrued interest thereon, which approximates fair value.

       Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or (losses), and the unrealized appreciation (depreciation) on those investments.


       PAYMENT OF BENEFITS

       Benefits are recorded when paid.


       USE OF ESTIMATES

       The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the changes in net assets available for benefits during the reporting periods, and when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

       RISKS AND UNCERTAINTIES

       The Plan provides for various investment options in any combination of mutual funds, a Transpro, Inc. common stock fund, and a collective trust fund. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

TRANSPRO, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


3.     INVESTMENTS

       The following table presents the value of investments that represent 5 percent or more of the Plan's net assets at December 31, 2003 and 2002:

                                                          2003          2002

         Merrill Lynch Retirement Preservation Trust   $5,054,664   $4,838,308
         Merrill Lynch S&P 500 Index Fund               3,348,277    2,730,174
         Van Kampen American Value Fund                 1,745,084    1,262,288
         Merrill Lynch Bond Fund                        1,078,589       *
         Transpro, Inc. common stock                      963,738    1,052,668
         Mercury Total Return Bond Fund                   **         1,214,716



       * Investment value not presented as individual investment does not represent 5 percent or more of net assets available for benefits at December 31, 2002.

       **Investment value not presented as individual investment does not represent 5 percent or more of net assets available for benefits at December 31, 2003.

       During 2003 and 2002, the Plan's investments (including gains and (losses) on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                       2003           2002

         Mutual funds                               $1,461,229    $(1,278,171)
         Transpro, Inc. common stock                  (267,308)       470,910
                                                    ----------    -----------
            Net appreciation (depreciation)
                in investments                      $1,193,921    $  (807,261)
                                                    ==========    ===========


4.     TAX STATUS

       The Internal Revenue Service has determined and informed the Company by a letter dated January 28, 2002, that the Plan is designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC.


5.     RELATED PARTY TRANSACTIONS

       Merrill Lynch is the trustee and custodian as defined in the Plan document, and, therefore, transactions in the Merrill Lynch accounts qualify as party-in-interest transactions. Fees paid by the Plan to Merrill Lynch for loan recordkeeping fees and other miscellaneous expenses for the plan years ended December 31, 2003 and 2002 were $8,368 and $8,525, respectively.

TRANSPRO, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


6.     PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will immediately become 100 percent vested in the Company matching contributions and related earnings thereon in their accounts.

TRANSPRO, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------



                                                                       (C) DESCRIPTION OF INVESTMENT,
                                                                          INCLUDING MATURITY DATE,
                 (B) IDENTITY OF ISSUE, BORROWER,                      RATE OF INTEREST, COLLATERAL,                  (E) CURRENT
(A)                   LESSOR OR SIMILAR PARTY                              PAR OR MATURITY VALUE       (D) COST          VALUE
      Common Stock:
  *      Transpro, Inc.                                  Common stock, 230,009 shares                  $  1,210,976    $   963,738
      Mutual Funds:
         Merrill Lynch Trust Company:
  *         Merrill Lynch Bond Fund                      Mutual fund, 92,030 shares                       1,028,338      1,078,589
  *         Merrill Lynch Fundamental Growth Fund        Mutual fund, 21, 106 shares                        281,086        342,967
  *         Dreyfus Premier Worldwide Growth Fund        Mutual fund, 1,084 shares                           28,556         34,603
  *         Van Kampen American Value Fund               Mutual fund, 82,006 shares                       1,268,691      1,745,084
  *         Van Kampen Emerging Growth Fund              Mutual fund, 8,530 shares                          255,856        308,203
  *         Merrill Lynch Equity Income Fund             Mutual fund, 10,429 shares                         110,184        131,197
  *         Merrill Lynch S&P 500 Index Fund             Mutual fund, 245,475 shares                      2,691,914      3,348,277
  *         Merrill Lynch International Index Fund       Mutual fund, 2,120 shares                           15,731         20,328
  *         Lord Abbett Developing Growth Fund           Mutual fund, 3,477 shares                           44,271         51,813
  *         Alliance Premier Growth Fund                 Mutual fund, 2,574 shares                           36,836         43,403
  *         Ivy International Fund                       Mutual fund, 10,462 shares                         174,857        215,941
  *         Merrill Lynch Trust Company                  Cash                                                 3,326          3,326
      Collective Trust:
         Merrill Lynch Trust Company:
  *         Merrill Lynch Retirement Preservation Trust  5,054,664 shares                                 5,054,664      5,054,664

  *   Participant loans                                  Loans to participants collateralized by
                                                           their accounts.
                                                         Repayment terms range up to thirty years.
                                                         Interest rates in effect during period
                                                           5 percent - 10-1/2 percent.                            -        468,995
                                                                                                                       -----------
                                                                                                                       $13,811,128
                                                                                                                       -----------

  *     Denotes party-in-interest